SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) A
                MENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. ______)1


                                   CDnow, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125085100
           ----------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 26, 2000
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Carlos Slim Helu

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Carlos Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Marco Antonio Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Patrick Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Maria Soumaya Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanessa Paola Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Johanna Monique Slim Domit

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    3,025,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  3,025,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,025,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

     14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Inmobiliaria Carso, S.A. de C.V.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    105,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  105,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

     14  TYPE OF REPORTING PERSON*

         CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Orient Star Holdings LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC  (See Item 3)

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    105,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  105,000 (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,000 (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

     14  TYPE OF REPORTING PERSON*

         OO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Grupo Carso, S.A. de C.V.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    2,920,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  2,920,000  (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,920,000  (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9%

     14  TYPE OF REPORTING PERSON*

         CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Grupo Sanborns, S.A. de C.V.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    2,920,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  2,920,000  (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,920,000  (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9%

     14  TYPE OF REPORTING PERSON*

         CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sanborns LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                               7  SOLE VOTING POWER
    NUMBER OF
     SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                    2,920,000 (See Items 5(a) and (b))
   OWNED BY
  EACH REPORTING               9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                     10  SHARED DISPOSITIVE POWER
                                  2,920,000  (See Items 5(a) and (d))

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,920,000  (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*|_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9%

     14  TYPE OF REPORTING PERSON*

         OO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Statement relates to the common shares, no par value (the "Shares"), of CDnow, Inc. (the "Company"). The address and principal executive office of the Company is 1005 Virginia Drive, Fort Washington, PA 19034.

Item 2. Identity and Background.

     This Statement is filed, pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

     (1) Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit, and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen. The members of the Slim Family, through a Mexican corporation and a Mexican trust, beneficially own a majority of the outstanding voting equity securities of Grupo Carso, S.A. de C.V. ("Carso") and 100% of the outstanding voting equity securities of Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria"). The principal business address for each member of the Slim Family is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Mexico, D.F., Mexico 11000.

     (2) Carso is a corporation organized under the laws of Mexico. Carso is a holding company with interests in the tobacco, mining, metallurgical and paper industries, in the operation of restaurants and department stores and in the production of copper, copper alloys, copper cable, aluminum wires and tires. Carso owns a majority of the outstanding voting equity securities of Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns"). Carso's principal business address is Insurgentes Sur 1500, Colonia Pena Pobre, Tlalpan, Mexico, D.F., Mexico 14060.

     (3) Grupo Sanborns is a corporation organized under the laws of Mexico. Grupo Sanborns is a holding company with interests in the real estate, music and retail industries (including Sears de Mexico) and in the operation of restaurants. Grupo Sanborns is the sole member of Sanborns LLC ("Sanborns LLC"). Grupo Sanborns' principal business address is Avenida San Fernando 649, Colonia Pena Pobre, Tlalpan, Mexico, D.F., Mexico 14060.

     (4) Sanborns LLC is a limited liability company organized under the laws of Delaware. Sanborns LLC is a holding company with portfolio investments in various companies. Sanborns LLC's principal business address is 1000 Louisiana Street, Suite 565, Houston, TX 77002.

     (5) Inmobiliaria is a corporation organized under the laws of Mexico. Inmobiliaria is a holding company with interests in the real estate industry, and is the sole member of Orient Star Holdings LLC ("Orient Star"). Inmobiliaria's principal business address is Insurgentes Sur 3500, PB-4, Pena Pobre, Mexico, D.F. 14060.

     (6) Orient Star is a limited liability company organized under the laws of Delaware. Orient Star is a holding company with portfolio investments in various companies. Orient Star's principal business address is 1000 Louisiana Street, Suite 565, Houston, TX 77002.

     The names, addresses, occupations and citizenship of the managers, executive officers and directors of each of Inmobiliaria, Orient Star, Carso, Grupo Sanborns and Sanborns LLC are set forth in Schedule I hereto.

     None of the Reporting Persons nor, to the best of their knowledge, any of the directors or officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds utilized to purchase the 3,025,000 Shares described in Item 5(a) was approximately $52.8 million, of which approximately $52 million and $0.8 million was obtained from the working capital of Grupo Sanborns and Orient Star, respectively.

Item 4. Purpose of Transaction.

     All of the Shares beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons are currently engaged in discussions with the Company regarding a possible additional investment in the Company, although neither the amount, form or timing of such additional investment has been determined and there can be no assurance that any such additional investment will be made. Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to this Statement. From time to time the Reporting Persons may consider and may explore the possibility of acquiring additional Shares, disposing of Shares or entering into corporate transactions involving the Company. The Reporting Persons reserve the right to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this schedule, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons have, as of the date hereof, the following interests in the Shares of the Company:

                                           Common Shares(1)
                                           ----------------
                                          Number       % of Class
                                          ------       ----------

Carlos Slim Helu...................      3,025,000         9.2%
Carlos Slim Domit..................      3,025,000         9.2%
Marco Antonio Slim Domit...........      3,025,000         9.2%
Patrick Slim Domit.................      3,025,000         9.2%
Maria Soumaya Slim Domit...........      3,025,000         9.2%
Vanessa Paola Slim Domit...........      3,025,000         9.2%
Johanna Monique Domit..............      3,025,000         9.2%
Inmobiliaria.......................        105,000         0.3%
Orient Star........................        105,000         0.3%
Carso..............................      2,920,000         8.9%
Grupo Sanborns.....................      2,920,000         8.9%
Sanborns LLC.......................      2,920,000         8.9%

(1)  Based on 32,796,231 Shares outstanding.

All of the Shares reported in the table above as beneficially owned by the Reporting Persons are directly beneficially owned by Sanborns LLC and Orient Star and may be deemed to be indirectly beneficially owned by the Slim Family. The Shares owned by Sanborns LLC may be deemed to be indirectly beneficially owned by Carso and Grupo Sanborns, and the Shares owned by Orient Star may be deemed to be indirectly beneficially owned by Inmobiliaria. Inmobiliaria and Orient Star disclaim beneficial ownership of the Shares held by Sanborns LLC, and Carso, Grupo Sanborns and Sanborns LLC disclaim beneficial ownership of the Shares held by Orient Star.

     (b) Because the Slim Family, through its ownership of a majority of the outstanding voting equity securities of Carso and 100% of the outstanding voting equity securities of Inmobiliaria, may be deemed to indirectly beneficially own a majority of the outstanding voting equity securities of Sanborns LLC and Orient Star, the Slim Family, Carso and Grupo Sanborns, in the case of Sanborns LLC, and the Slim Family and Inmobiliaria, in the case of Orient Star, may be deemed to have the power to vote, or to direct the voting of, any Shares owned by Sanborns LLC and Orient Star, respectively. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the Shares.

     (c) All transactions in the Shares effected by the Reporting Persons in the last 60 days are listed in Schedule II hereto.

     (d) Because the Slim Family, through its ownership of a majority of the outstanding voting equity securities of Carso and 100% of the outstanding voting equity securities of Inmobiliaria, may be deemed to indirectly beneficially own a majority of the outstanding voting equity securities Sanborns LLC and Orient Star, the Slim Family, Carso and Grupo Sanborns, in the case of Sanborns LLC, and the Slim Family and Inmobiliaria, in the case of Orient Star, may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares owned by Sanborns LLC and Orient Star, respectively. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.


                                  EXHIBIT INDEX


Exhibit Number      Description                     Page Number
--------------      -----------                     -----------

1                   Powers of Attorney                      25
2                   Joint Filing Agreement                  37

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

 Carlos Slim Helu                 _
                                   |
---------------------------        |
                                   |
 Carlos Slim Domit                 |                      By: /s/ Rafael Robles
---------------------------        |                         -------------------
                                   |                         Rafael Robles
                                   |                         Attorney-in-Fact
 Marco Antonio Slim Domit          |                         May 5, 2000
                                   |
---------------------------        |
                                   |
 Patrick Slim Domit                |
                                   |
---------------------------        |
                                   |
 Maria Soumaya Slim Domit          |
                                   |
---------------------------        |
                                   |
 Vanessa Paola Slim Domit          |
                                   |
---------------------------        |
                                   |
 Johanna Monique Slim Domit        |
                                   |
---------------------------        |
                                   |
 INMOBILIARIA CARSO, S.A. DE C.V.  |
                                   |
---------------------------        |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 ORIENT STAR HOLDINGS LLC          |
                                   |
---------------------------        |
 By: James M. Nakfoor              |
 Title: Manager                    |
                                   |
 GRUPO CARSO, S.A. DE C.V.         |
                                   |
---------------------------        |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 GRUPO SANBORNS, S.A. DE C.V.      |
                                   |
----------------------------       |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 SANBORNS LLC                      |
                                   |
---------------------------        |
 By: James M. Nakfoor              |
 Title: Manager                    |

                                   SCHEDULE I

  All of the individuals listed below, with the exception of James M. Nakfoor, are citizens of Mexico. Mr. Nakfoor is a citizen of the United States.

                        INMOBILIARIA CARSO, S.A. DE C.V.

           Insurgentes Sur 3500, PB-4, Pena Pobre, Mexico, D.F. 14060

                               BOARD OF DIRECTORS

Name and Position                        Principal Occupation
-----------------                        --------------------

Carlos Slim Helu (Chairman)              Chairman of the Board of
                                         Telefonos de Mexico,
                                         S.A. de C.V. ("Telmex")
                                         and Carso Global Telecom,
                                         S.A. de C.V.

Carlos Slim Domit (Director)             Chairman of the Board and
                                         Chief Executive Officer
                                         of Grupo Sanborns and Chairman
                                         of the Board of Carso

Patrick Slim Domit (Director)            President of Carso and Industrias
                                         Nacobre, S.A. de C.V.

Marco Antonio Slim Domit (Director)      Chairman of the Board of
                                         Grupo Financiero Inbursa
                                         and Banco Inbursa, S.A.

Maria Soumaya Slim Domit                 Investors

Vanessa Paola Slim Domit                 Investors

Johanna Monique Slim Domit               Investors


                               EXECUTIVE OFFICERS

Name                                        Position
----                                        --------

Alejandro Escoto                            Chief Financial Officer

                            ORIENT STAR HOLDINGS LLC

               1000 Louisiana Street, Suite 565, Houston, TX 77002

                                    MANAGER

Name and Position                   Principal Occupation
-----------------                   --------------------

James M. Nakfoor                    Vice President of Securities
                                    Trading, Inversora
                                    Bursatil, S.A. de C.V.

                            GRUPO CARSO, S.A. de C.V.

        Insurgentes Sur 1500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060

                               BOARD OF DIRECTORS

Name and Position                                               Principal Occupation
-----------------                                               --------------------

Carlos Slim Helu (Director and Honorary Chairman For Life)      Chairman of the Board of
                                                                Telmex and Carso Global Telecom,
                                                                S.A. de C.V.

Carlos Slim Domit (Director and Chairman of the Board)          Chairman of the Board and
                                                                Chief Executive Officer
                                                                of Grupo Sanborns and Chairman
                                                                of the Board of Carso

Fernando G. Chico Pardo (Director)                              President of Promecap

Jaime Chico Pardo (Director)                                    President of Telefonos de Mexico

Antonio Cosio Arino (Director)                                  Independent Investor

Claudio X. Gonzalez Laporte (Director)                          Chief Executive Officer and
                                                                Chairman of the Board
                                                                of Kimberly Clark de Mexico,
                                                                S.A. de C.V.

Rafael Moises Kalach Mizrahi (Director)                         Chief Executive Officer and
                                                                Chairman of the Board
                                                                of Grupo Kaltex, S.A. de C.V.

Jose Kuri Harfush (Director)                                    President of Productos Dorel

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac (Director)                              Chairman of the Board and
                                                                President of Empresas
                                                                ICA Sociedad Controladora

Agustin Santamarina Vazquez (Director)                          Retired.  Senior Partner and
                                                                Of Counsel of the
                                                                law firm Santamarina y Steta

                          GRUPO SANBORNS, S.A. de C.V.

       Paseo de las Palmas 736 Col. Lomas Chapultepec, Mexico, D.F., 11000

                               BOARD OF DIRECTORS

Name and Position                       Position, Principal Occupation
-----------------                       ------------------------------

Carlos Slim Domit                       Chairman of the Board and
                                        Chief Executive Officer
                                        of Grupo Sanborns and Chairman
                                        of the Board of Carso

Carlos Slim Helu                        Chairman of the Board of
                                        Telmex and Carso Global Telecom,
                                        S.A. de C.V.

Angel Eduardo Peralta Rosado            Vice-Chairman of the Board
                                        of Grupo Sanborns

Juan Antonio Perez Simon                Chairman of the Board of
                                        Sanborns Hermanos, S.A.
                                        and Vice-Chairman of
                                        the Board of Telmex

Patrick Slim Domit                      President of Carso and Industrias
                                        Nacobre, S.A. de C.V.

Rafael Moises Kalach Mizrahi            Chief Executive Officer and
                                        Chairman of the Board
                                        of Grupo Kaltex, S.A. de C.V.

Claudio X. Gonzalez Laporte             Chief Executive Officer and
                                        Chairman of the Board
                                        of Kimberly Clark de
                                        Mexico, S.A. de C.V.

Marco A. Slim Domit                     Chairman of the Board of
                                        Grupo Financiero Inbursa
                                        and Banco Inbursa, S.A.

Agustin Santamarina Vazquez             Retired.  Senior Partner
                                        and Of Counsel of the
                                        law firm Santamarina y Steta


                               EXECUTIVE OFFICERS

Name                                    Position
----                                    --------

Carlos Slim Domit                       Chief Executive Officer

                                  SANBORNS LLC

               1000 Louisiana Street, Suite 565, Houston, TX 77002

                                    MANAGER

Name and Position                       Principal Occupation
-----------------                       --------------------

James M. Nakfoor                        Vice President of Securities
                                        Trading, Inversora
                                        Bursatil, S.A. de C.V.

                                   SCHEDULE II

     During the last 60 days Orient Star effected purchases of Shares on the NASDAQ as indicated below.



Trade Date              Number of Shares            Average Price per Share
----------              ----------------            -----------------------

March  1, 2000               25,000                     $8.2688
March 29, 2000               20,000                     $3.8348
March 14, 2000               30,000                     $6.7917

Total                        50,000

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


 May 3, 2000                                   /s/ Carlos Slim Helu
                                               --------------------
                                               Carlos Slim Helu

                                POWER OF ATTORNEY


     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Carlos Slim Domit
                                               ---------------------
May 3, 2000                                    By: Carlos Slim Domit

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Marco Antonio Slim Domit
                                               ----------------------------
May 3, 2000                                    By: Marco Antonio Slim Domit

                                POWER OF ATTORNEY


     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Patrick Slim Domit
                                               ----------------------
 May 3, 2000                                   By: Patrick Slim Domit

                                POWER OF ATTORNEY


     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                               /s/ Maria Soumaya Slim Domit
                                               ----------------------------
 May 3, 2000                                   By: Maria Soumaya Slim Domit

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Vanessa Paola Slim Domit
                                               ----------------------------
 May 3, 2000                                   By: Vanessa Paola Slim Domit

                                POWER OF ATTORNEY


     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Johanna Monique Slim Domit
                                               ------------------------------
 May 3, 2000                                   By: Johanna Monique Slim Domit

                                POWER OF ATTORNEY


     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               INMOBILIARIA CARSO, S.A. DE C.V.

                                               /s/ Alejandro Escoto
                                               --------------------
 May 3, 2000                                   By: Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               ORIENT STAR HOLDINGS LLC

 May 3, 2000                                   /s/ James M. Nakfoor
                                               --------------------
                                               By: James M. Nakfoor
                                               Title: Manager

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               GRUPO CARSO, S.A. DE C.V.

                                               /s/ Alejandro Escoto
                                               --------------------
 May 3, 2000                                   By: Alejandro Escoto
                                               Title: Authorized Legal
                                               Representative

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               GRUPO SANBORNS, S.A. DE C.V.

 May 3, 2000                                   /s/ Alejandro Escoto
 -----------                                   --------------------
                                               By: Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative

                                POWER OF ATTORNEY

     I, a holder of shares of Common Stock, no par value (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document (including any joint filing agreement) relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document (including any joint filing agreement) relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               SANBORNS LLC

 May 3, 2000                                   /s/ James M. Nakfoor
                                               --------------------
                                               By: James M. Nakfoor
                                               Title: Manager

                             JOINT FILING AGREEMENT

     THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 5th day of May, 2000, by and between Mr. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inmobiliaria Carso, S.A. de C.V., Orient Star Holdings LLC, Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and Sanborns LLC.

     The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and
Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of CDnow, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

 Carlos Slim Helu                 _
                                   |
---------------------------        |
                                   |
 Carlos Slim Domit                 |                      By: /s/ Rafael Robles
---------------------------        |                         -------------------
                                   |                         Rafael Robles
                                   |                         Attorney-in-Fact
 Marco Antonio Slim Domit          |                         May 5, 2000
                                   |
---------------------------        |
                                   |
 Patrick Slim Domit                |
                                   |
---------------------------        |
                                   |
 Maria Soumaya Slim Domit          |
                                   |
---------------------------        |
                                   |
 Vanessa Paola Slim Domit          |
                                   |
---------------------------        |
                                   |
 Johanna Monique Slim Domit        |
                                   |
---------------------------        |
                                   |
 INMOBILIARIA CARSO, S.A. DE C.V.  |
                                   |
---------------------------        |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 ORIENT STAR HOLDINGS LLC          |
                                   |
---------------------------        |
 By: James M. Nakfoor              |
 Title: Manager                    |
                                   |
 GRUPO CARSO, S.A. DE C.V.         |
                                   |
---------------------------        |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 GRUPO SANBORNS, S.A. DE C.V.      |
                                   |
----------------------------       |
 By: Alejandro Escoto              |
 Title: Authorized Legal           |
        Representative             |
                                   |
 SANBORNS LLC                      |
                                   |
---------------------------        |
 By: James M. Nakfoor              |
 Title: Manager                    |